Press

06014922

InBev nv/sa

82-5759

SUPPL

Brussels, June 27, 2006 - 1/1

InBev signs outsourcing agreement for its Western European and its Global Headquarters' business systems and application services with LogicaCMG

InBev S.A. (Euronext: INB) announced today the outsourcing of its Western European and Global Headquarters' business systems and application services to LogicaCMG.

The transfer to LogicaCMG involves about 70 people and covers the following countries: Belgium, the Netherlands, Luxembourg, the UK & Ireland, Germany, Italy and France.

The transfer of people and commencement of the services is foreseen for July 1st, 2006. All affected InBev employees will be offered the opportunity to transition to LogicaCMG.

"*Through this contract with LogicaCMG, InBev will be able to achieve a more consistent approach to its information services across a number of European countries. It will allow InBev to manage its Global Headquarters' and Western European business systems and applications services at an optimal cost while maintaining strong service levels.*" says Claudio Garcia, InBev's Chief Information and Services Officer. "*Furthermore, ensuring appropriate arrangements for people who are transferring to LogicaCMG has been an important element of the agreement.*"

The total value of the contract is around 70 million euro for a 5-year period. Total one-off costs relating to this outsourcing decision will approximately be 6 million euro. The average expected annual EBITDA improvement will be 6 million euro for the duration of the contract.

Today's decision is a follow-up of InBev's intention announcement from February 24th, 2006 to rationalize its information services.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 77,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2005, InBev realized 11.7 billion euro revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
VP Corporate External Communications
Tel: +32 16 27 67 11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
VP Investor Relations
Tel: +32 16 27 62 43
E-mail: philip.ludwig@inbev.com

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